December 26, 2014

Via EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “We” or “Us”)

Form 10-K for the Year Ended December 31, 2013

Filed February 27, 2014

Response submitted November 25, 2014

File No. 001-10593

Dear Ms. Jenkins:

This letter is in response to the Staff’s letter to the Company of December 15, 2014 (the “Comment Letter”) addressed to me, the Company’s Chief Financial Officer, regarding the Company’s Form 10-K for the year ended December 31, 2013, as amended on Form 10-K/A (collectively, the “Form 10-K”) and the Company’s Form 10-Q filed November 7, 2014 (the “Form 10-Q”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K or Form 10-Q is required. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response. References to U.S. GAAP within this response letter cite topics within the Financial Accounting Standards Board Accounting Standards Codification (“ASC”).

Form 10-K for the Year Ended December 31, 2013

Financial Statements and Supplementary Data, page 45

Note 1. Summary of Significant Accounting Policies, page 69

Goodwill and Other Intangibles, page 72

1.	As we continue to consider your reporting units, we would like to better understand how you determined that you have one operating segment. In furtherance of this, please provide the following information:

a)	The organizational structure in place during the reporting periods by providing us with your organizational chart. This chart can be referred to in connection with the rest of the information requested below.

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

b)	Who is the CODM and the basis for that conclusion, including a description of the CODM’s responsibilities and the types of operating decisions that person makes.

c)	Identify the individual(s) who report directly to the CODM and tell us:

I. The nature of their responsibilities.

II. The nature of the discussions between those individuals and the CODM, including the types of information conveyed when: (1) those individuals request additional resources and (2) when the operations under those individuals’ management exceed or fall short of budgeted performance.

III. The basis of those individuals’ compensation (e.g., on consolidated company performance, on performance of certain brands under their management).

d)	We note the company has an executive vice president over the women’s, men’s, entertainment, sports, and home divisions. Please clarify whether these individuals report to the CODM.

e)	The process in which the budget is developed, including which parties initiate budget development, which parties approve budgets, and the level of detail included in the budget reviewed and approved by the CODM.

f)	The level of detail included in the reporting packets provided to the CODM

Response:

a)	Please refer to Exhibit 1 of this letter.

b)	The CODM of the Company is Neil Cole, Chairman, President and Chief Executive Officer. Mr. Cole is a pioneer in the licensing and brand management industry. Mr. Cole is responsible for the day-to-day and strategic management of the Company. He provides significant leadership on day-to-day initiatives including budgeting, planning, expense management, marketing and merchandising. Mr. Cole works closely with division executives (as identified below) and is involved in every major decision. He is responsible for the results of all Company divisions and reports to the Board of Directors.

c)	For the year ended December 31, 2013, the following individuals reported directly to the CODM, and:

I.	the nature of their responsibilities are as follows:

•	David Blumberg - Executive Vice President, Head of Strategic Development

The Head of Strategic Development is responsible for identifying, evaluating and presenting potential acquisitions domestically and internationally across all divisions including Women’s, Men’s, Home, and Entertainment.

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

•	Oversees all acquisition activities from deal inception through the closing process. Perform extensive due diligence on target company.

•	Advises CODM and executive team on deal structure and financing available to close the acquisition.

•	Warren Clamen[1] - Executive Vice President, Chief Financial Officer

The Chief Financial Officer focuses on finance and investment activities of the Company. Manage all financial and accounting policies and affairs of the Company.

•	Oversees budgeting and the implementation of budgets so as to monitor progress and present financial metrics both internally and externally, works closely with the CODM.

•	Oversees all accounts, ledgers, and reporting systems, ensuring compliance with U.S. GAAP, regulatory requirements. Maintains internal control safeguards and coordinate all audit activities.

1 Mr. Clamen resigned from the Company in March 2014. The position of Executive Vice President, Chief Financial Officer is currently held by Jeff Lupinacci.

•	Jason Schaefer - Executive Vice President, General Counsel

The General Counsel is responsible for corporate governance, developing solutions to legal issues and compliance with legal requirements.

•	Advises CODM and division executives within the Company and works alongside the CODM, providing advice on contract status, legal risks and business terms of various deals.

•	Provides legal analysis relating to, and assistance in documentation of, joint ventures, strategic partnership deals, and mergers and acquisitions. Stays abreast of legislative changes that may affect the Company and its affiliates.

•	Dari Marder - Chief Marketing Officer (Women’s Division and Home Division)

The Chief Marketing Officer is responsible for the global brand marketing campaigns for the Company’s portfolio of brands. Works cross functionally with division executives and CODM to direct:

•	Global marketing, including digital media, social media, traditional advertising, events, and sponsorships for the brands in the Company’s portfolio.

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

•	Increasing the global equity of the Company’s brands through distinctive, innovative and disruptive marketing initiatives.

•	Lanie List - Chief Merchandising Officer (Women’s Division)

The Chief Merchandising Officer is responsible for developing the brand direction for the women’s portfolio of brands through apparel categories.

•	Oversees the trend and style direction for the women’s portfolio of brands together with CODM, including reviewing existing retailers and licensees to increase existing programs and product offerings.

•	Increases business by brand building with specialty and mass market partners, and cultivates opportunities for long term exclusive partnerships. Develops new licensees and retail partners to drive increased shelf space.

•	Seth Horowitz[2] – President, Men’s Brands (Men’s Division)

The President Men’s Brands is responsible for the merchandising and marketing of the men’s portfolio of brands, including fashion and sports brands. Works cross functionally with CODM and Chief Marketing Officer.

•	Oversees plans and executes the overall direction of the men’s brands.

•	Increase business by brand building with specialty and mass market partners, and cultivates opportunities for long term exclusive partnerships. Develops new licensees and retail partners to drive increased shelf space.

2 Mr. Horowitz was promoted to Chief Operating Officer in March 2014. The position of President, Men’s Brands is currently held by Rodney Hutton.

•	Carolyn D’Angelo - Senior Vice President, Home Brands (Home Division)

The Senior Vice President of Home Brands is responsible for the non-apparel home brands in the Company’s portfolio, working cross functionally with the CODM and the Chief Marketing Officer.

•	Responsible for all aspects of design from concept to pitch decks with the goal of generating additional revenue across all home brands.

•	Manages licensees, both retailer and wholesaler and regularly develops trend research to support growth of product categories. Oversee meetings to secure new licensees, both wholesale and retail.

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

•	Leigh-Anne Brodsky - Managing Director Peanuts Worldwide/Iconix Entertainment (Entertainment Division)

The Managing Director Peanuts Worldwide/Iconix Entertainment is responsible for overall performance of the PWW property internationally and domestically with the CODM.

•	Oversees the global business for the Peanuts property including the 2015 feature film from Twentieth Century Fox and Blue Sky Studios.

•	Manages existing licensee base and develops global strategies to energize the brand through license agreements in apparel and non-apparel.

•	Daniel Castle[3] - Vice President, International

The Vice President, International advances and assists in the execution of the International growth initiatives for the Company. This position identifies business drivers internationally, working closely with the CODM.

•	Expands current platforms to reach broad audience internationally leveraging existing markets in China and Latin America and access new emerging markets such as India and the Middle East as well manage the existing and new joint ventures.

•	Increases business by brand building, specialty, mass market partners and cultivates opportunities for long term exclusive partnerships.

3 Mr. Castle resigned from the Company in May 2014. The position of Vice President, International was incorporated into a new position, Executive Vice President & Managing Director of International, held by Willy Burkhardt since June 2014.

•	Aaron Kopelowitz - Vice President, Human Resources

The Vice President of Human Resources is the responsible for all Human Resources activities at the Company in conjunction with the CODM.

•	Participates in the development of the Company’s plans and programs as a strategic partner with particular focus from the perspective of the impact on human capital.

•	Evaluates and advises on the impact of long range planning of new programs/strategies and regulatory action as those items impact the attraction, motivation, development and retention of the people resources of the Company.

II. The division executives that report to the CODM have access to the CODM on an as needed and regular basis to discuss, opine and solve short term issues, and develop long term

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

strategies. The CODM receives weekly status reports from the division executives, discussing divisional revenue at the brand level and outlining current initiatives from their divisions. During the normal course of business and as a tool to manage results, division executives and the CODM review the resources available to them and their departments to achieve desired revenue targets and ensure that they have the necessary means to achieve their budget.

The performance of the division executives that report to the CODM is reviewed on an annual basis. The Company has a formal annual review process at which time, following the close of the fiscal year, performance is evaluated and discussed.

III.	The basis of compensation for each of the individuals noted above, and the percentage of total compensation it represents, is as follows:

•	EVP, Head of Strategic Development

•	Base Compensation – 18%

•	Performance Stock Units based on consolidated company performance – 34%

•	Performance Stock Units based on the execution of acquisitions – 17%

•	Restricted Stock Units – 13%

•	Discretionary Bonus – 18%

•	EVP, Chief Financial Officer

•	Base Compensation – 31%

•	Performance Stock Units based on consolidated company performance – 19%

•	Restricted Stock Units – 19%

•	Discretionary Bonus – 30%

•	EVP, General Counsel

•	Base Compensation – 41%

•	Performance Stock Units based on consolidated company performance – 39%

•	Discretionary Bonus – 20%

•	Chief Marketing Officer

•	Base Compensation – 24%

•	Performance Stock Units based on consolidated company performance – 26%

•	Performance Stock Units based on Women’s budget – 13%

•	Restricted Stock Units – 13%

•	Discretionary Bonus – 23%

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

•	Chief Merchandising Officer

•	Base Compensation – 24%

•	Performance Stock Units based on consolidated company performance – 27%

•	Performance Stock Units based on Women’s budget – 14%

•	Restricted Stock Units – 14%

•	Discretionary Bonus – 23%

•	President Men’s Brands

•	Base Compensation – 34%

•	Performance Bonus based on Men’s Budget – 32%

•	Performance Stock Units based on consolidated company performance – 8%

•	Restricted Stock Units – 26%

•	SVP, Home Brands

•	Base Compensation – 56%

•	Performance Stock Units based on consolidated company performance – 16%

•	Restricted Stock Units – 19%

•	Discretionary Bonus – 9%

•	Managing Director Peanuts Worldwide/Iconix Entertainment

•	Base Compensation – 33%

•	Discretionary bonus – 32%

•	Performance Stock Units based on consolidated company performance – 8%

•	Restricted Stock Units – 27%

•	VP, International

•	Base Compensation – 61%

•	Performance Stock Units based on consolidated company performance – 15%

•	Restricted Stock Units – 12%

•	Discretionary Bonus – 12%

•	VP, Human Resources

•	Base Compensation – 61%

•	Performance Stock Units based on consolidated company performance – 15%

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

•	Restricted Stock Units – 10%

•	Discretionary Bonus - 15%

d)	Please refer to our response to (c) above for the list of those individuals who report directly to the CODM.

e)	The annual budget process is initiated during the third quarter of the preceding year by the finance department under the direct purview of the Chief Financial Officer. A budget template is prepared by the finance department for each of the following divisions and sent to the individuals responsible for those divisions: Women’s, Men’s, Home, Peanuts Worldwide/Entertainment, International, Human Resources, and Corporate. Data to be provided by the division executives includes detailed revenue projections by brand and by license for three years forward, and any expenses related to the specific divisions, including (but not limited to) marketing/advertising, personnel costs, travel & entertainment, certain professional fees and other selling, general and administrative expenses. Expenses not allocated to the brand divisions include personnel costs and third party expenses from corporate management, finance, accounting, legal, investor relations, and IT.

The division executives each submit their initial draft of the budget to the finance team, which in turn compiles and reviews the information and submits it to the Chief Financial Officer and the CODM for review. This initial draft consists of the following:

•	Consolidated P&L of the Company

•	Divisional P&L’s packages including (as applicable): summary divisional P&L information down through EBITDA, revenue by brand, revenue by license, advertising by brand, agents’ and talent fees (in the case of our entertainment division), personnel cost overview by division with requested open positions to be filled, summary P&L by joint venture similar to summary divisional P&L described above, detail of minority interests, travel by employee. In addition, a corporate divisional P&L includes the following: corporate office expenses, computer expenses, accounting fees, legal fees, investor relations fees, consulting fees, agents’ fees, talent fees, depreciation, amortization, net interest expense.

After a period of review, the CODM holds a meeting with the Chief Financial Officer and key members of the finance department to perform an in-depth review of this initial draft together. Following this meeting, separate divisional meetings are held where comments, questions and edits from the CODM and the Chief Financial Officer on the initial draft are delivered to each of the divisional executives, along with updated divisional budgets based on these discussions. The divisional executives are given a period of time to review and resubmit a second draft of the budget to the Chief Financial Officer and key members of the finance department, who in turn compile and review this submission into a second draft of the budget, which is provided to the CODM with the same level of detail as the first draft, indicating where there are material changes from the first draft. Following a period of review

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

by the CODM, a meeting is held by the CODM with the Chief Financial Officer and key members of the finance department to perform an in-depth review of this second draft together. Following this meeting, separate divisional meetings are held where comments, questions and edits from the CODM and the Chief Financial Officer on the second draft are delivered to each of the divisional executives, along with updated divisional budgets based on these discussions. All revenue and expenses are reviewed, and material changes from the initial draft are highlighted. Based on discussions and feedback from this meeting, the finance department prepares and sends divisional P&L’s to each of the division executives, and a third draft of the budget is created and presented to the CODM and the Chief Financial Officer. A final meeting is held by the CODM with the Chief Financial Officer and key members of the finance department, where any further changes and edits are effectuated in a final version of the budget which is approved by the CODM and subsequently sent to the Board of Directors for a period of review prior to the quarterly Board of Directors meeting held during the fourth quarter. At this meeting of the Board of Directors, the budget is discussed at length with presentations made by each of the division executives. Barring any questions or concerns from the Board of Directors that require additional follow-up, a vote is held by the Board of Directors to approve the budget.

f)	As needed, but typically on a monthly basis, the CODM receives a consolidated P&L forecast for the current fiscal quarter and full-year as compared to the most recent forecast and the prior year comparable period, along with support for revenue by brand and by license. The consolidated P&L includes line items for compensation, advertising, other SG&A, agent fees, talent fees, equity earnings from joint ventures, minority interest, depreciation and amortization, net interest expense, taxes, adjustments from U.S. GAAP net income to our non-GAAP net income, and non-GAAP EPS, as defined in our quarterly earnings press releases.

Based on the above information, especially paragraph (f), we believe that the Company operates as a single integrated business, and as such has one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. Because the divisional financial information is reviewed by their respective managers on a regular basis, we believe the operating segment has several components. As noted in our earlier response, we believe the aggregation criterion set forth in Accounting Standards Codification (“ASC”) 350-20-35-35 and further described in ASC 280-10-50 have been met for these components.

Note 3. Acquisitions, Joint Venture and Investments, page 75

Acquisitions, page 75

2.

We note that the Company sold its Umbro trademarks in South Korea to a licensee for $10.0 million, and recorded the $10.0 million gain that resulted from this transaction in FY 2013 licensing and other revenue. We further note that, in December 2012, the Company sold its 55% interest in OP Japan and recorded the $6.5 million gain that resulted from this

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

transaction in FY 2012 licensing and other revenue. Please tell us why you recorded the net gains resulting from these transactions in licensing and other revenue. Also tell us whether the Umbro trademarks in South Korea were acquired in your November 2012 acquisition and, if so, quantify the fair value initially assigned to these trademarks upon acquisition and their carrying value as of the disposal date that resulted in the $10.0 million gain.

Response:

Regarding the sale of the Umbro trademarks in South Korea and the Company’s 55% interest in OP Japan, we recorded the gains associated with each of those transactions in licensing and other revenue due to the nature of our business model. We are in the business of monetizing our brands through various arrangements, including but not limited to direct-to-retail license arrangements, wholesale license arrangements, joint ventures and opportunistic sales of specific categories or territories. We employ this comprehensive approach to monetize our portfolio, tailoring each brand, territory and category in the most opportunistic way. While traditional license arrangements comprise the vast majority of “licensing and other revenue”, we believe this “other” revenue is appropriately captured with licensing revenue in one line item on our Consolidated Income Statements to reflect how we execute our business model.

Under Regulation SX, article 210.5-03(b)1, companies are required to state separately on their income statement: (a) net sales of tangible products, (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. We believe that all revenues captured in “licensing and other revenue” on our income statement qualify as (e) other revenues, as none of the revenues demonstrated in our business model (as described above) fit the description of items (a) through (d) under this Regulation SX.

The Umbro trademarks for South Korea were acquired in our November 2012 acquisition. At the time of acquisition, there was no existing revenue stream for Umbro in South Korea. Further, based on historical information provided to us by the seller, there was no business in South Korea for several years prior to the November 2012 acquisition. At the time of the acquisition, projections for the Umbro brand were based on the assumption that there was no revenue expected from South Korea, which we believe is consistent with how a “market participant” would view this transaction. The purchase price of Umbro was based on these projections, which were based primarily on existing license agreements in place or anticipated licenses in territories where the former owner generated wholesale revenue at the time of acquisition. A third party valuation was obtained based on these projections, assisting management in determining the purchase price allocation, which was ultimately reflected in our financial statements. The Company has received a similar third party valuation for all its material acquisitions. As there was no historical presence or projected business for Umbro in South Korea at the time of acquisition, we determined that the fair value of the Umbro brand in South Korea at the time of acquisition was zero. During the period following the acquisition of the Umbro brand, there was no solicitation or business development undertaken by the Company for the Umbro brand in South Korea as we did not believe there was an opportunity. In the fourth quarter of 2013, we received an unsolicited offer from the owner of the Umbro brand in Japan to purchase the Umbro brand in South Korea. Prior to this, there was no communication regarding the Korea territory between Iconix and the owner of the Umbro brand in Japan. We believe the economics of this bid, a purchase price of $10.0 million, were highly favorable considering the lack of historical or projected business for the Umbro brand in South Korea. At the time of the sale, the carrying value

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

of the Umbro brand for the South Korea territory was zero, resulting in a net gain of $10.0 million.

The purchase price allocation of the Umbro transaction, which we believe represented the highest and best use of the Umbro business to a market participant, resulted in the Company allocating almost all of the purchase price of $225.0 million to existing or expected revenue streams by categories and territories, with only $2.3 million of goodwill on its balance sheet at the time of purchase, representing approximately 1% of the total purchase price. We believe that is the most reasonable allocation of the purchase price and is consistent with guidance under ASC 805.

Joint Ventures, page 76

3.	We note that in connection with the June 2013 formation of your Iconix Canada Joint Venture, BII agreed to pay you $17.7 million in cash for its aggregate 50% interest in Iconix Canada, and you recorded the $9.8 million gain from this transaction in FY 2013 licensing and other revenue. We further note that you also recorded the gains that resulted from the following joint venture formations in licensing and other revenue: Iconix Australia Joint Venture (September 2013), Iconix SE Asia Joint Venture (October2013), Iconix Israel Joint Venture (November 2013) and LC Partners U.S. (March 2014). Please advise us of the following:

•	Tell us why you recorded the net gains resulting from these joint venture transactions in licensing and other revenue; and

•	To the extent that any of these individual joint venture formation transactions resulted in the deconsolidation of a former subsidiary, quantify the portion of the gain related to the remeasurement of your retained investment in each former subsidiary to its fair value in connection with its deconsolidation and tell us how you considered the ASC 810-10-50-1B(b) disclosure requirements.

Response:

With respect to the question as to why we recorded the net gains resulting from these joint venture transactions in licensing and other revenue, please refer to our response to comment 2 which describes our business model and how our revenues qualify to be aggregated into licensing and other revenue under Regulation SX, Article 210.5-03(b)1.

For each of the joint venture transactions noted in comment 3 of the Comment Letter, the Company applied authoritative literature under ASC 323 to determine that based on the intent of the transaction, i.e. the formation and immediate sale of the 50% interest in the entity upon formation to an unrelated third party, the entity is to be accounted for as a joint venture at inception. Under guidance set forth in ASC 810, the Company evaluated each asset that was sold and in each instance, the Company determined that the assets contributed by the Company to the joint ventures did not meet the definition of a business as defined in ASC 805. These contributed assets consisted of only trademarks and any respective license agreements that were in place in the applicable territories at the time of sale. While trademarks with license agreements, together, represent inputs, there are no processes or outputs present, which are required to meet the definition of a business under ASC 805. Further, based on the criteria set forth in ASC 810-10-15-14, the Company determined for each of these transactions, on a transaction/entity specific

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

basis, that the new joint venture was not a Variable Interest Entity. Additionally, the Company considered ASC 810-20 in analyzing the substantive rights of the Company and its joint venture partner based on the rights noted in the shareholder and/or operating agreements in each joint venture. Based on the entirety of this analysis as applied to each joint venture transaction, there was no consolidation or deconsolidation of a former subsidiary; there was simply an initial formation of an entity that the Company did not control. As such, none of the gains that we recorded relate to our retained investments under the deconsolidation guidance in Topic 810. Instead of deconsolidation accounting, the Company has historically applied “partial sale” accounting following the guidance in Topic 845 for these transactions, as further explained in our response to question 5 below.

Form 10-Q for the Quarter Ended September 30, 2014

Note 3. Acquisitions, Investments and Joint Ventures, page 9

Joint Ventures, page 10

4.	We note that your Iconix India Joint Venture was formed in May 2012 and that $4.0 million remained due to you from your joint venture partner as of December 31, 2013 (as disclosed on page 79 of the 2013 Form 10-K). We further note that you no longer include disclosure of your Iconix India Joint Venture in your fiscal 2014 Forms 10-Q. Please tell us why you have removed disclosure of this joint venture in fiscal 2014.

Response:

We had removed the disclosure on our Iconix India joint venture from our fiscal 2014 Forms 10-Q as there was no material change to the business or the terms of the Iconix India joint venture during any quarterly period in fiscal 2014, as permitted in Article 210.10 of Regulation SX. For the nine months ended September 30, 2014, the Company recognized less than $15,000 of income from Iconix India. Further, in May 2014, the Company received $1.0 million from our joint venture partner, Reliance Brands Limited, as scheduled and per the terms of the share purchase agreement. As of September 30, 2014, Reliance owed the Company an additional $3.0 million, of which $1.0 million is included in other assets – current, with the remaining $2.0 million included in other assets, which reflects the payment schedule as agreed to in the share purchase agreement. If there is any material change to the business, terms of the joint venture or a scheduled payment is in arrears, we will, in future filings, reintroduce a note discussing our Iconix India joint venture in our Form 10-K or Form 10-Q, as applicable.

5.	We note that you contributed substantially all rights to your Lee Cooper and Umbro brands in the Greater China Territory to your 50% owned Iconix SE Asia joint venture in September 2014, and recorded the $18.7 million gain from this transaction in licensing and other revenue in the third quarter of 2014. We further note that you entered into a similar transaction with Iconix SE Asia in June 2014, and also recorded the $13.6 million gain from this transaction in licensing and other revenue in the second quarter of 2014. Please advise us of the following:

•	Further explain to us the nature of these two transactions and tell us the accounting guidance that you followed to account for them;

•	Tell us whether the rights to the contributed brands for each of these transactions met the ASC 805 definition of a business and explain to us the basis for your conclusion; and

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

•	Tell us why you recorded the net gains from these transactions in licensing and other revenue.

Response:

With respect to the transaction executed in September 2014, we sold the trademarks for Umbro and Lee Cooper in the Greater China Territory to our Iconix SE Asia joint venture. With respect to the transaction executed in June 2014, we sold the trademarks for substantially all of our brands in Korea (with the notable exception of our Peanuts brand), as well as the trademarks for our Ecko, Ed Hardy, Zoo York and Sharper Image brands in Europe and Turkey, to our Iconix SE Asia joint venture. We believe that our Iconix SE Asia joint venture, with the assistance of our joint venture partner, is in the best position to monetize those brands in those territories. As mentioned in our response to comment 3, the Iconix SE Asia joint venture is not consolidated by the Company. The Company reviewed the literature under ASC 323-10, ASC 845-10 and ASC 810-10 in considering the proper accounting of these transactions.

First, the Company notes that the assets contributed do not meet the definition of a business, which is further explained in the response to comment 3 above and further below in this response. As such, the assets do not meet the definition of a business under ASC 805, which would be subject to the derecognition model in ASC 810.

Next, the Company considered the deconsolidation guidance in ASC 810-10-40-3A.c. The Company concluded the substance of this transaction is addressed by other U.S. GAAP, specifically ASC 845. In this context, we note that paragraphs 845-10-15-4 and ASC 845-10-15-20 both exclude transactions between a corporate joint venture and its owners. However, the Company believes it is reasonable to analogize to that guidance nonetheless. The sale of a 50% interest under the guidance in Topic 845 would result in a gain based on the consideration (based on the Investor’s purchase price) less the cost basis (50% of the asset sold). This is consistent with Example 1 in paragraphs 845-10-55-27 and 845-10- 55-28.

The Company also notes the accounting based on an analogy to ASC 845 is consistent with the SEC staff views expressed in a 1993 speech, in which the staff stated:1

Another aspect of accounting by the investor involves the propriety of gain recognition upon the contribution of assets to a joint venture. The staff’s position has been, and continues to be, that contributing assets to a joint venture is not the culmination of the earnings process — it is an exchange of a portion of operating assets for a 50% interest in a larger pool of operating assets. The staff has modified its position when cash is received for the contribution of assets, and certain other conditions are met. This is similar to the guidance provided in SOP 78-9, Accounting for Investments in Real Estate Ventures. Sometimes, cash is paid to balance the fair market values of the contributed assets.

For example, Company A contributes a business with a book value of $30 and a fair value of $100. Company B contributes a business with a book value of $20 and a fair value of $70, plus cash of $30. The joint venture then pays the $30 to Company A. The staff would not object to recognition of up to 50% of the indicated gain by Company A, limited to the amount of cash received. (Thus the calculated $35 gain would be limited to $30).

[1]	Remarks by Jan R. Book at the AICPA Twentieth National Conference

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

This assumes that Company A has no obligation to refund the cash to the joint venture or to Company B. The staff has also allowed gain recognition to the extent that other near-cash, monetary assets or traded, marketable securities are part of the settlement.

The Company believes that ASC 845 and the SEC staff speech, together, provide the most relevant guidance for the accounting related to the formation of these joint ventures. In addition, the Company notes an investment in an equity method investee is typically recorded at cost under ASC 323-10-30-2, unless it is obtained through a deconsolidation event under ASC 810.

With respect to the September 2014 transaction, Iconix contributed assets with a fair value of approximately $43.0 million and a cost basis of $5.1 million into Iconix SE Asia. The Company’s partner in Iconix SE Asia contributed approximately $21.5 million, consisting of cash and a note receivable, as part of this transaction, which was paid directly to Iconix, with no commitment to reinvest or support Iconix SE Asia with these or any additional funds (as noted in the 1993 SEC staff speech referenced above “The staff has also allowed gain recognition to the extent that other near-cash, monetary assets or traded, marketable securities are part of the settlement”, and therefore the note receivable is included in the below calculation). As such, as per the guidance noted above, the Company recorded a partial gain, calculated as follows:

Fair Value ($43.0 million) less cost ($5.1 million) = $37.9 million

Gain on portion of contributed assets converted to cash:

X 50% = $19.0 million gain

Less - $1.0 million for the present value of future cash flows as 75% of the purchase price is to be paid over a period of three years

Plus - $0.7 million for foreign currency adjustments

= $18.7 million net gain recognized at closing

With respect to the June 2014 transaction, Iconix contributed assets with a fair value of approximately $31.8 million and a cost basis of $2.6 million into Iconix SE Asia, an entity in which it owns a non-controlling 50% interest and is not subject to consolidation. The Company’s partner in Iconix SE Asia contributed approximately $15.9 million, consisting of cash and a note receivable, as part of this transaction, which was paid directly to Iconix, with no commitment to reinvest or support Iconix SE Asia with these or any additional funds. As such, as per the guidance noted above, the Company recorded a partial gain, calculated as follows:

Fair Value ($31.8 million) less cost ($2.6 million) = $29.2 million

Gain on portion of contributed assets converted to cash:

$29.2 million X 50% = $14.6 million gain

Less - $1.0 million for the present value of future cash flows as 75% of the purchase price is to be paid over a period of three years.

= $13.6 million net gain recognized at closing

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

With regards to the definition of a business under U.S. GAAP, ASC 805-10-55-4 and 805-10-55-5 indicate:

“A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary material or rights, and employees;

b.	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. The processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll and other administrative systems typically are not processes used to create outputs.

c.	Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.

To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

At the time of each of the September 2014 and June 2014 transactions, the brands contributed to Iconix SE Asia do not have any systems, management or employees that support the brands (resource management process) or that will ensure they remain current and are marketed and advertised appropriately (operational process). At the time of each of these transactions, the assets sold consist solely of trademarks and license agreements and collectively, under this analysis, do not meet the definition of a business under ASC 805.

With respect to the question as to why we recorded the net gains resulting from these joint venture transactions in licensing and other revenue, please refer to our response to comment 2 which describes our business model and how our revenues qualify to be aggregated into licensing and other revenue under Regulation SX, Article 210.5-03(b)1.

Ms. Tia L. Jenkins

Securities and Exchange Commission

December 26, 2014

Should you have any questions or comments concerning this response to your comment letter, please contact either Jeff Lupinacci (telephone 212.819.2069 or email jlupinacci@iconixbrand.com), or Brian Snyderman (telephone 212.819.2114 or email bsnyderman@iconixbrand.com).

Sincerely,

/s/ Jeff Lupinacci
Jeff Lupinacci
Chief Financial Officer

cc:	Myra Moosariparambil
John Archfield
Brian Snyderman
BDO USA, LLP; attn: Lawrence Shapiro

EXHIBIT 1 as of 12/31/13

Neil Cole Chairman, President & CEO

Women’s Brands Men’s Brands Home Brand’s PWW/Entertainment International Strategic Dev Legal Finance Human Resources Chief Marketing Officer Chief Merchandising Officer President, Men’s Brands SVP, Home Brands Managing Director PWW VP, International EVP, Head of Strategic Dev EVP, General Counsel EVP, Chief Financial Officer VP, Human Resources Dari Marder Lanie List Seth Horowitz Carolyn D’Angelo Leigh Anne Brodsky Daniel Castle David Blumberg Jason Schaefer Warren Clamen Aaron Kopelowitz